Re: Eco Building Products, Inc.
Preliminary Information Statement on Schedule 14C
Filed March 12, 2013
File No. 000-53875 \\

Dear Sirs:

We write in response to your April 4, 2013 letter.

1.
We note that, in addition to this letter, we sent you a letter dated March 27, 2013, regarding your annual report on Form 10-K for the fiscal year ended June 30, 2012. Please confirm to us in writing your understanding that you must resolve all outstanding staff comments before filing a definitive proxy or information statement for the actions described in your preliminary information statement filed March 12, 2013.

Response:               Yes, this is understood.

2.
Please tell us why you have filed a preliminary information statement instead of a preliminary proxy statement. In this regard, we note that the written consent you appear to have relied on to file the information statement covered only 87,237,902 shares of the 409,072,586 shares that you disclose are outstanding, or approximately 21.33% of the voting equity, which indicates that you could not have taken action by majority written consent. If you determine that you are not eligible to file an information statement, please file a preliminary proxy statement.

Response:	This was filed in error. The company will need to file a preliminary proxy statement in order to effect the increase in authorized shares.

3.
Please revise your disclosure to discuss the possible anti-takeover effects of the increase in authorized shares. Please also discuss other anti-takeover mechanisms that may be present in your governing documents and whether there are any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences. Please refer to the Instructions to Item 19 of Schedule 14A and Release No. 34-15230 (October 13, 1978).

Response:	The Company has determined that the information proxy was in error. If the company decides to proceed with a preliminary proxy statement the above concerns will be addressed.

4.
Please disclose by footnote or otherwise the natural person(s) who have voting or investment control over the shares held by Manhattan Resources, Ltd. Please refer by analogy to Question140.02 of our Regulation S-K Compliance and Disclosure interpretations located at our website.

Response:
Manhattan Resources Limited is a Singapore publically listed company.  It is our understanding that The Board of Manhattan Resources Limited would have the voting or insight control over the shares.  The Chairman of The Board is David Low.

5.
We note your statement on page 5 indicating that the purpose of increasing your shares of authorized common stock is “not attributable to a specific transaction, or anticipated transaction.” However, you also mention in the same paragraph, that the “reason for the increase is to be able to use the additional common shares as a tool to attract companies to engage in mergers and acquisitions with the Company.” Please revise your information statement to affirmatively disclose whether the increase in authorized shares is in any way related to any plans or intentions to enter into a merger, consolidation, acquisition or similar business transaction. If so, please provide the disclosure required by Note A to Schedule 14A.

Response:	The Company has determined that the information proxy was in error. Therefore this filing will be abandoned leaving no need for the above course of action.

☐ the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.